Exhibit 99.8

17 Altalef St. PO Box 70, Yehud Industrial Zone 56100, Israel

Magal Announces Commencement of Rights Offering

Yehud, Israel – September 7, 2016 – Magal Security Systems Ltd. (NASDAQ: MAGS) announced today that it has commenced a rights offering for approximate gross proceeds of $24 million. Magal has granted, at no charge to the holders of record of its Ordinary Shares, par value NIS 1.00 per share, as of 5:00 p.m., New York City time, on September 9, 2016, the record date for the rights offering, one non-transferable subscription right for each eight (8) Ordinary Shares owned.

Each subscription right entitles the holder to purchase three (3) Ordinary Shares at a subscription price of $11.58 (reflecting a price of $3.86 per Ordinary Share). In addition, holders of subscription rights who fully exercise their basic subscription rights are entitled to oversubscribe for additional Ordinary Shares that remain unsubscribed as a result of any unexercised basic subscription rights.

The rights offering is expected to expire at 5:00 p.m., New York City time, on September 30, 2016, subject to earlier termination.

Magal intends to use the net proceeds from this offering for general corporate purposes focused on growing our business, including through acquisitions or investments in complementary companies or technologies.

Magal controlling shareholders, certain limited partnerships managed by FIMI, have informed  the Company that they intend to exercise their subscription rights in full and, may elect, (and to the extent applicable), to exercise the over-subscription rights to such extent that FIMI’s holdings do not equal or exceed 50% of our voting rights following the exercise of such rights.

The terms of the rights offering are more fully described in the prospectus filed with the U.S. Securities and Exchange Commission (“SEC”).

Promptly following the record date, Magal will mail rights certificates and copies of the prospectus to all record holders. Magal shareholders who hold through a broker, bank or other nominee will have the rights credited to their accounts at such nominee.

Magal has filed a Registration Statement on Form F-1, which has been declared effective by the SEC, and the rights offering is being effected by means of a prospectus forming part of such registration statement.

This release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of any securities referred to in this press release in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

A copy of the prospectus or further information with respect to the rights offering may be obtained by contacting D.F. King & Co., Inc., the Information Agent. Shareholders may contact D.F. King & Co., Inc. toll free at 888-626-0988.

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS with native IVA and Cyber Security solutions.

Forward Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in Magal's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F, Current Reports on Form 6-K, the Registration Statement on Form F-1 and prospectus relating to the rights offering.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com